                                 PAYDEN & RYGEL
                       333 South Grand Avenue, 32nd Floor
                         Los Angeles, California 90071
                            Telephone (213) 625-1900

                                 June 24, 2008


WRITER'S DIRECT
DIAL NUMBER
(213) 830-4255

Securities and Exchange Commission
Attention: James O'Connor
100 "F" Street, N.E.
Washington, D.C. 20549

               Re:     The Payden & Rygel Investment Group
                       Post Effective Amendment No. 57 to
                       Form N-1A Registration Statement
                       File Nos. 811-6625, 33-46973
                       CIK No. 0000885709

Dear Mr. O'Connor:

     Thank you for your comments on our filing in connection with the proposed Payden/Kravitz Cash Balance Plan Fund. I have discussed your comments with one of the Fund's portfolio managers, Mr. Chris Orndorff, and our Supplemental Response to those comments are set forth below.

     1. Overall Risk. As you indicated in our conversation, the overarching theme to your comments related to (1) the risks to which shareholders might be exposed by certain types of investments in which the Adviser intends to invest Fund assets and (2) obtaining a better understanding of the Adviser's intentions in dealing in those types of investments. You then identified several specific instances that highlighted that theme. We will respond to those specifically below.

     In managing this Fund, each year the Fund must achieve a specific targeted rate of return that is set at the beginning of the year as discussed in the Prospectus, which in the case of this Fund is the yield on the 30-year U.S. Treasury bond. As the Adviser, we have taken the investment approach that we feel will give us the widest latitude to do that without taking excessive risk. That approach focuses on diversification. The Fund has the characteristics of a "balanced" fund, in that sense.

     The Fund will invest in both bonds and equities. Within those broad categories, it will invest in both domestic and foreign securities. Further, it will invest in investment grade bonds, high yield, or "junk," bonds and emerging markets bonds, which may be

Securities and Exchange Commission
June 24, 2008
Page 2


both investment grade or below investment grade. In each case, we have set limits as identified below. The point is that by using the broad range of investment possibilities identified in the Principal Investment Strategies, we will actually be reducing the overall risk by not concentrating on one, or a few, investment segments.

        Second, our approach is to identify the "principal" investment possibilities in the Principal Investment Strategies section. Those are not the exclusive investment options, but they are the principal ones. In addition, our approach has always been that more disclosure is better than less. Thus, in the "More About Strategies, Risks and Disclosure of Portfolio Holdings" section of the Prospectus, which follows immediately after the specific Fund discussion, we discuss other possible investment options and their risks. These are not principal investment strategies, but they may be used.

     Turning to your comments on specific items, we have the following supplemental responses:

     1. Below Investment Grade Securities. As you request, we'll modify the description to include the reference to "below investment grade securities, commonly referred to as 'junk bonds'." We have also set a limit of up to 35% of total assets may be invested in these securities, including both foreign and domestic issuers.

     2. Equity Securities. We have set a limit of up to 50% of total assets may be invested in these securities, which may be both foreign and domestic.

     3. Emerging Markets Securities. We had not included these securities in the Principal Investment Strategies because we were focusing on investment grade versus below investment grade. Currently, close to 60% of emerging markets bonds are investment grade. However, we will modify the Principal Investment Strategies to add the following bullet point because there will be a definite allocation to emerging markets securities. We have set a limit of up to 40% of total assets may be invested in these securities because they include both investment grade and below investment grade. (Emerging markets risk is already covered in the current Principal Investment Risks disclosure.)

            "The Fund may invest up to 40% of its total assets in securities issued by governments, agencies and instrumentalities of emerging markets countries, and other issuers organized or headquartered in emerging markets countries."

     4. Exchange-Traded Funds. Currently, we do not expect the Fund's ETF holdings to reach the level that would require disclosure in the Fees and Expenses chart. As a result, we'll delete the reference to them in the last bullet point of the Principal Investment Strategies section. However, if by the time we next revise the Fund's Prospectus, we see a significant increase here,

Securities and Exchange Commission
June 24, 2008
Page 3

        we will (a) revise the discussion to include them as a "Principal Investment Strategy" and (b) modify the Fees and Expenses chart, as well.

     5. Mortgaged-Backed Securities, Asset-Backed Securities, CDOs. Two points here. First, this is a good example of our disclosure practice. These securities are clearly not Principal Investment Strategies. They are not included in that section and at most would be a small allocation -- less than 5% of total assets as a group, and very selectively chosen. However, because we might see a good opportunity there, disclosure is made in the "More About Strategies, Risks and Disclosure of Portfolio Holdings" section of the Prospectus.

        Second, we will update the current disclosure on Mortgaged Backed and Asset-Backed securities to make it more robust, given the current circumstances in the markets.

     6. Derivatives. At this point, as indicated in the Principal Investment Strategy bullet point, we expect to use derivatives for hedging purposes. We have revised that bullet point as follows to delete the reference to ETFs. We have also revised the Principal Investment Risks sections to indicate that same hedging point as follows:

            Derivatives Principal Investment Strategy Disclosure:

            "The Fund may invest in broad derivative instruments, such as options contracts, futures contracts and swap agreements, to efficiently add specific sector, country, interest rate, or style exposure to the Fund."

            Derivatives Principal Investment Risk Disclosure:

            "As indicated above, even though the Fund may use derivative instruments as a hedging mechanism, these instruments involve risks different from, or possible greater than, the risks associated with investing directly in securities and other more traditional investment. For further information, please see the disclosure on Derivative Instruments in the "More About Strategies, Risks and Disclosure of Portfolio Holdings" section in this Prospectus."

     7. Diversified Fund. We have decided that the Fund will be a diversified fund, thus eliminating the need for that Principal Investment Risk bullet point.

     8. Fund Turnover. We will revise the Fund turnover disclosure to indicate that as a new fund, we initially expect to see a higher turnover rate of approximately 100%. And, when we do our annual updates of the Prospectus, we will continue to update this section, of course.

Securities and Exchange Commission
June 24, 2008
Page 4


     9. Legal Opinion. You noted, as we had earlier indicated, that the required legal opinion had not been included in the amendment to the Registration Statement. You requested that we include it in the Rule 485(b) amendment filing we will be making following the effectiveness of this amendment. We will do so at that time.

     Should you need anything further with respect to the Post-Effective Amendment, please do not hesitate to contact me, at 213-625-1900, or at my direct number, 213-830-4255.

Very truly yours,



Edward S. Garlock
Managing Principal and
General Counsel